Exhibit 99.1

2019-03-21

PRESS RELEASE

New Board starts reviewing the situation in Oasmia

March 19th, the Extra General Meeting in Oasmia elected a new Board on the initiative of the main owner Arwidsro. The EGM was well represented with over a hundred participating shareholders and over 400 proxies.

Jörgen Olsson was elected as the Chairman of the new Board, independent Board member and former CEO of Hoist Finance. The other Board Members elected were Sven Rohmann with broad and in-depth knowledge in oncology and to build sales within healthcare, also independent. Gunilla Öhman has a long experience of Board membership of stock listed companies and as an Investor Relations Professional, also independent. The fourth Board member elected yesterday was Peter Zonabend, CEO of Arwidsro with in-depth experience from business and law. Peter is independent from the Company but dependent of the largest shareholder.

The new Board has today started the mission to review the business and proceedings of Oasmia in several aspects. To make it very clear: the mission is to create the best value for the Company and all shareholders going forward:

1)	A review of product and distribution strategy to ensure that Oasmia will succeed as planned. To increase possibilities to transform Company from a developing into a commercially successful life science company.

2)	To review the value of the Company, including the value of the Company including the assets and liabilities. To ensure the correctness in and off the Balance sheet.

3)	To review also the related transactions between different interested parties, such as closely related parties to ensure that the Company’s rights has correctly been taken into account in the accounting and can do so going forward.

4)	To review the transactions that have been made of issues of shares, options and convertibles. That these transactions have been made diligently so that all shareholders rights have been taken into account. To see that policies will be adopted for these rights to be taken into account in the future.

5)	To make sure that there are resources and measures to strengthen the communication to be transparent and correct going forward.

These reviews and measures will be initiated immediately with the competence of the Board and the support of experts in different areas. The result of these reviews will be reported to shareholders and other stakeholders when they arise in accordance to markets policies.

-	We will strive to accomplish a more intense dialogue with the stock market and our stakeholders, at the same time as we need to and see it as our duty, to make sure that all shareholders will take part of the same information at the same time. A more comprehensive report of our view of the situation will be reported upon our first Board Meeting due to April 2nd, and thereafter in the quarterly report due to June 5th, says Jörgen Olsson.

For more information, please contact:

Gunilla Öhman, Board member Tal: +46 707 63 81 25

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side- effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08:30 CET on March 21, 2019.